March 12, 2019

Charles Barrantes
Chief Financial Officer
General Finance CORP
39 East Union Street
Pasadena, CA. 91103

       Re: General Finance CORP
           Form 10-Q for the period ended December 31, 2018
           Filed on February 11, 2019
           File No. 001-32845

Dear Mr. Barrantes:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended December 31, 2018

Note 5. Senior and Other Debt, page 15

1. We note your disclosure that the conversion of the convertible note into shares of common stock and reversal of the bifurcated conversion derivative on September 10, 2018 resulted in a benefit to equity of $44.5 million in FY 2019. Please help reconcile the apparent difference between the $44.5 million per your disclosure to the $35.6 million related to the forced conversion reflected in your condensed consolidated statements of equity on page
      6. Please also help us better understand how you determined that the conversion and reversal of the bifurcated conversion derivative should result in a benefit to equity. Refer to ASC 815 and ASC 470.
2. As a result of the forced conversion of the convertible note, you determined that the minimum return provision was an embedded derivative that required bifurcation on a standalone basis. Please help us better understand how you accounted for this provision prior to the conversion in September 2018 pursuant to ASC 815. In this regard, we note
 Charles Barrantes
General Finance CORP
March 12, 2019
Page 2
         your disclosure in the Form 10-K for the year ended June 30, 2018 which states that the minimum rate of return will be recorded at $806,000 per year or $201,500 per quarter as an accretion in the consolidated statement of operations. Please advise your basis for accreting this amount.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or in his absence, Nudrat Salik at 202-551-3692 with any questions.



                                                             Sincerely,
FirstName LastNameCharles Barrantes
                                                             Division of
Corporation Finance
Comapany NameGeneral Finance CORP
                                                             Office of
Manufacturing and
March 12, 2019 Page 2                                        Construction
FirstName LastName